SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                           EUROWEB INTERNATIONAL CORP.
                            (NAME OF SUBJECT COMPANY)

                           EUROWEB INTERNATIONAL CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    298801101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Frank R. Cohen
                          CFO, Secretary and Treasurer
                                 445 Park Avenue
                                   15th Floor
                               New York, NY 10022
                                Tel: 212-758-9870


                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
             PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                                Jeffrey E. Cohen
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                                Tel: 212-626-4936

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

ITEM 1.    SUBJECT COMPANY INFORMATION

           The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is Euroweb International Corp., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 445 Park Avenue, 15th Floor, New York, New York 10022. The telephone number of the principal executive offices of the Company is (212) 758-9870.

           The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.001 per share (the "Shares"), of the Company. As of December 31, 2001, there were 4,665,332 Shares outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

           The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

           This Statement relates to the tender offer by Everest Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Pansource B.V. and an indirect wholly-owned subsidiary of Koninklijke KPN N.V., a corporation organized under the laws of the Netherlands ("Parent") (collectively, Purchaser, Parent and their affiliates other than the Company and its subsidiaries are referred to herein as the "KPN Group"), to purchase all of the outstanding Shares, including those currently owned by Parent, at a price of $2.25 per Share, net to the seller in cash, without interest and less any amounts required to be withheld and paid to governmental entities (the "Offer Price"). Purchaser was organized in February 2002 for the purpose of making the Offer (as defined below) and engaging in a business combination with the Company. Purchaser has not engaged and is not expected to engage in any business other than in connection with its organization, the Offer and a merger with the Company should the Offer be completed. The tender offer is being made upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer") which has been distributed to the Company's stockholders. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "SEC") on February 20, 2002, and available on the SEC's website at www.sec.gov.

           The Schedule TO provides that, among other things, the Offer is contingent upon there being validly tendered and not withdrawn a number of Shares which, together with Shares which are currently owned and will be tendered by a subsidiary of Parent, constitutes at least ninety percent (90%) of the outstanding Shares (the "Minimum Condition"). Parent has stated in the Offer to Purchase that if the Minimum Condition and the other conditions to the Offer are satisfied, it currently intends to cause the Company to be merged with and into Purchaser through a short-form merger in accordance with the applicable provisions of the Delaware General Corporation Law without approval of the Board of Directors of the Company (the "Board") and without a vote of the Company's stockholders (the "Merger"). Pursuant to the Merger, each issued and outstanding Share (other than Shares held by Purchaser and Shares held by stockholders who have properly exercised appraisal rights under the Delaware General Corporation
Law) would be converted into the right to receive the highest price paid by Purchaser pursuant to the Offer.

           According to the Offer to Purchase, the KPN Group will seek, if the Offer is successful, to cause the Company to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

           According to the Schedule TO, the address of the principal executive offices of Purchaser is Maanplein 5, 2516 CK, The Hague, The Netherlands, and the address of the principal executive offices of Parent is Maanplein 5, 2516 CK, The Hague, The Netherlands.


ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

           Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Parent or their respective officers, directors or affiliates.

Relationship between the Company and the KPN Group

           The Company has had a relationship with the KPN Group since November 1998 when the Company sold a 51% ownership interest in its Hungarian Internet service provider ("ISP") subsidiary, EuroWeb Internet Szolgaltato Rt. ("EuroWeb Rt."), to PanTel Tavkozlesi es Kommunikacios Rt. ("PanTel"), an indirect subsidiary of the Parent.

           On October 22, 1999, representatives of the Company and the KPN Group met to agree upon the terms of an investment by the KPN Group in the Company. The parties agreed on a price in cash of $7.90 per share ($1.58 per share before giving effect to the one-for-five reverse stock split described below) for a number of newly issued shares that would represent 51% of the outstanding shares following the transaction and $6.90 per share ($1.38 per share on a pre-split basis) for any shares issued in the future pursuant to proportional purchase rights to be granted to the KPN Group in respect of the outstanding options and warrants to enable it to maintain a 51% ownership position (the KPN Group's interest is currently 52.8% as a result of stock buybacks by the Company).

           On February 11, 2000, the Company's stockholders approved the KPN Group's investment. The Shares were issued pursuant to, and subject to the terms and conditions of, a subscription agreement (the "Subscription Agreement") by and among the Company, KPN Telecom B.V. (a wholly owned subsidiary of the Parent, hereinafter "KPN Telecom") and Frank R. Cohen and Csaba Toro (two of the five members of the Company's board of directors at the time) and an option agreement (the "Option Agreement") by and between KPN Telecom and the Company that gave the KPN Group the proportional purchase rights.

     In a letter dated February 15, 2000, EuroWeb confirmed to the KPN Group the appointment of Andre Burg and Marten Pieters, designees of the Parent, to the Company's board of directors. In the letter, the Company's board of directors also undertook to continue to nominate two nominees selected by the KPN Group as directors of the Company in the future. In 2000, Mr. L. Rob van Vliet was appointed to the Board as one of the designees of the KPN Group in place of Mr. Burg.

     In January 2001, PanTel appointed the Company's Managing Director, Mr. Toro, as its new Chief Operations Officer and Deputy CEO. Mr. Toro continued to serve in his capacity at the Company. On February 15, 2002, Mr. Toro was elected CEO of PanTel.

           On August 1, 2001, the Company announced that the Board had approved a one-for-five reverse stock split of its common stock. The reverse split was subject to approval of the Company's stockholders. On August 30, 2001, approximately 86.40% of the Company's shares were voted to approve an amendment to the Company's certificate of incorporation to effect the reverse stock split.

           On August 9, 2001, The Nasdaq Stock Market notified the Company that it was not in compliance with The Nasdaq SmallCap Market's independent director and audit committee requirements under Marketplace Rule 4350. Nasdaq took the view that two of the Company's audit committee members, Messrs. Pieters and van Vliet, did not qualify as independent directors because both were directly or indirectly employed by entities within the KPN Group. On October 23, 2001, the Board approved a resolution appointing two independent directors. Effective November 1, 2001, Gerald Yellin, a Vice President of the investment banking house of Bear Stearns & Co. Inc., and Jerome Volkman, managing partner of Volkman & Co., a certified public accounting firm in New York, were appointed to the Board and its audit committee. Mr. Volkman passed away in February 2002 and the resulting vacancy on the Board has not been filled to date.

Agreements between the Company and the KPN Group

           Following are descriptions of the Subscription Agreement and the Option Agreement, each dated as of November 19, 1999 (and amended and restated on December 13, 1999). These descriptions are qualified in their entirety by reference to the full texts of each of the Subscription Agreement and the Option Agreement. (See Exhibits (e)(1) and (e)(2) hereto, respectively.)

Subscription Agreement

           The Company and KPN Telecom entered into the Agreement Relating to the Subscription of New Shares and Share Options in the Company (described therein as EuroWeb Inc.) dated as of October 26, 1999. This agreement, which sets forth the basic terms of the acquisition by the KPN Group of its interest in the Company, was subsequently superceded and replaced by the Subscription Agreement, which was entered into following the due diligence review of the Company by the KPN Group.

General. The Subscription Agreement provided for the issuance to KPN
Telecom, and the subscription and purchase by KPN Telecom, of such number of shares as would result in KPN Telecom's holding 51% of the issued and outstanding Shares. KPN Telecom agreed to pay: (1) $7.90 per share ($1.58 per share on a pre-split basis) for the number of shares necessary for KPN Telecom's holding of 51% based on the number of shares of common stock outstanding as of October 26, 1999, and (2) $6.90 per share ($1.38 per share on a pre-split basis) for the additional number of shares necessary to maintain KPN Telecom's holding of 51% of the issued and outstanding Shares.

Registration Rights. Under the terms of the Subscription Agreement, the Company, subject to certain conditions as to timing and contemplated number of shares to be sold and aggregate proceeds to be realized upon such sales, assumed an obligation to file a registration statement with the SEC upon request by KPN Telecom covering the shares of common stock to be issued to KPN Telecom. Additionally, the Subscription Agreement gave registration rights to KPN Telecom in the event the Company at any time made a further public offering of its shares for the benefit of the Company. KPN Telecom was given the right to "piggy-back" its shares on any such registration statement, with all expenses, other than underwriting discounts and commissions incurred in connection with such registrations, to be borne by the Company. KPN Telecom has never exercised its registration rights.

Option Agreement

           The Option Agreement provides for the grant to KPN Telecom of options to purchase such number of shares of the Company's common stock as are issuable upon exercise of options and warrants to third parties outstanding as of November 19, 1999 on such terms as may be necessary to ensure that KPN Telecom may maintain its ownership of 51% of the issued and outstanding Shares. KPN Telecom agreed to pay $6.90 per share ($1.38 per share on a pre-split basis) for each share purchased by it upon exercise of its right to purchase shares of common stock under the Option Agreement. Under the Option Agreement, the number of option shares and the exercise price per share are to be adjusted to take account of any adjustment to the Company's share capital.

           Under the Subscription Agreement, KPN Telecom subscribed for approximately 2,057,348 Shares at $7.90 per share (10,286,742 shares at $1.58 per share on a pre-split basis), representing 51% of the outstanding Shares as of October 26, 1999, and thereafter, acquired approximately 303,362 additional Shares at $6.90 per share (1,516,812 shares at $1.38 per share on a pre-split basis), representing a number of Shares equal to the Shares that were acquired by other persons between October 26, 1999 and February 23, 2000 as the result of the exercise of options or warrants.

           On October 24, 2000, KPN Telecom further exercised options for approximately 100,302 Shares at $6.90 per share (501,512 shares at $1.38 per share) in order to maintain its majority interest.

Agreement between PanTel and the Company

Stockholders Agreement

           PanTel and the Company entered into a stockholders agreement dated November 20, 1998 (the "Stockholders Agreement"), which governs their relationship as stockholders of EuroWeb Rt. (see Exhibit (e)(3)). Under the terms of the agreement, PanTel has the right to designate for election to EuroWeb Rt.'s board of directors three of the five members; the Company designates the other two members. In addition, PanTel has the right to designate for election to EuroWeb Rt.'s supervisory board two of the three members; the Company designates the third member. PanTel also has the right to select the chief executive officer.

           The Stockholders Agreement gives a right of first refusal to each of PanTel and the Company (and any other stockholders, if applicable) in the event a shareholder decides to transfer its shares in EuroWeb Rt. to a third party. In such event, such shareholder must first request approval of the EuroWeb Rt. board in accordance with the provisions of the Stockholders Agreement. If the proposed transfer is approved, the offering shareholder must then send the offer to the other shareholder(s), who may accept the offer upon the same terms and conditions offered by the third party.

           Additionally, the Stockholders Agreement has a non-compete clause that prohibits the Company either directly or indirectly from engaging in activities similar in nature to those of EuroWeb Rt.

Other PanTel Agreements

           In addition, PanTel has a number of agreements with EuroWeb Rt., EuroWeb Romania and EuroWeb Slovakia in connection with the telecommunications and related services provided by those entities. These contracts, which are summarized in the Offer to Purchase, are customary commercial agreements with respect to the services provided.

     Certain Arrangements between the Company and its Executive Officers, Directors and Affiliates

           Certain contracts, agreements, arrangements, or understandings and any actual or potential conflicts of interest between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Securities Ownership of Certain Beneficial Owners and Management", "Executive Compensation", "Options/SAR Grants in Last Fiscal Year", "Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Values", "Employment and Management Agreements", "Director Compensation", "Stock Option Plan" and "Certain Relationships and Related Transactions" in the Company's Proxy Statement, dated and filed with the SEC on April 12, 2001, for the Company's 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting Proxy Statement").

           Copies of the 2001 Annual Meeting Proxy Statement were previously furnished to the Company's stockholders. A copy of the referenced portions of the 2001 Annual Meeting Proxy Statement is filed herewith as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

Effect of Offer and Transactions Contemplated Thereby on Outstanding Options

           The Offer and any subsequent merger of the Company with the Purchaser (or a subsidiary of the Purchaser) will have the effects described below on outstanding options and warrants. This discussion is qualified in its entirety by reference to the full text of the 1993 Incentive Stock Option Plan (the "Option Plan"), the warrant agreement dated March 17, 1999, entered into between the Company and JP Carey Securities Inc. (the "Warrant Agreement"), and the form of subscription agreement in connection with a private offering of common stock and warrants pursuant to the Company's confidential private offering memorandum dated April 2, 1999 and in accordance with Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "1999 Subscription Agreement"). See Exhibits (e)(5), (e)(6) and (e)(7), respectively, to this Statement. This discussion assumes that any subsequent merger will be structured so that the Company is not the surviving entity.

           The Option Plan provides in part that, in the event of a merger or consolidation in which the Company is not the surviving corporation, each outstanding option will terminate. However, if the options are to be terminated, then each option holder has the right, immediately prior to the consummation of the merger, to exercise any option that has been outstanding for at least one year as of the date of consummation of the transaction, in whole or in part. Options have also been granted to certain employees of the Company outside the Option Plan. (See Exhibit (e)(4).)

           Exercise of outstanding options sufficiently prior to the expiration of the Offer will enable the option holder to tender the corresponding Shares into the Offer and receive the Offer Price. As noted above, if the Purchaser consummates the Offer, KPN intends to cause a merger to occur between the Company and the Purchaser, or an affiliate of the Purchaser, in which all Shares not tendered into the Offer would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid pursuant to the Offer, subject to appraisal rights under Delaware law. Options exercised pursuant to the Option Plan prior to any such merger would be entitled to receive such merger consideration.

           The Company also has warrants outstanding pursuant to the Warrant Agreement and the 1999 Subscription Agreement. These agreements provide that, in the event of a merger in which the Company is not the surviving corporation, each right to receive a Share upon exercise of a warrant will be converted into the right to receive securities or properties issuable or distributable in respect of one Share upon such merger. Accordingly, in the event of a merger, all Shares not tendered into the Offer would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid pursuant to the Offer. Each holder of a warrant would, therefore, upon exercise of the warrant and payment of the exercise price, receive the right to the same amount in cash per Share as was paid to stockholders.

           The Company believes that all presently exercisable options and warrants to purchase Shares have exercise prices that exceed the Offer Price.

Indemnification and Related Arrangements

           The Company's Certificate of Incorporation and By Laws (Exhibits
(e)(8) and (e)(9), respectively) contain limitations on liability and rights of indemnification for the Company's directors and officers which are customary for Delaware corporations.

No Agreement in Relation to Offer

           The Company and the entities within the KPN Group have not entered into any agreement relating to the Offer, which was made by the KPN Group without prior consultation with the Company. The full terms and conditions of the Offer are contained in the KPN Group's Offer to Purchase and Letter of Transmittal.

Formation of Special Committee

           At a telephonic meeting of the Board held on February 25, 2002, following the making of the Offer by the KPN Group, at which meeting a quorum was present and acting throughout, a majority of the directors present approved resolutions appointing a special committee of the Board consisting entirely of directors who are not affiliated with the Parent or Purchaser (the "Special Committee"). The Special Committee was appointed to represent the interests of the Company's non-affiliated stockholders, to consider the Offer or any other offer of like character which may be made, and to advise as to what recommendation, if any, the Company should make to its non-affiliated stockholders in respect of the Offer. The Special Committee is comprised of Frank Cohen, Robert Genova and Gerald Yellin. In addition to being directors of the Company, Mr. Cohen is Chief Financial Officer, Secretary and Treasurer of the Company and Mr. Genova is the Company's President and Chief Executive Officer.

           Two of the three members of the Board who are affiliated with Parent
- Csaba Toro and Rob van Vliet - attended the February 25 meeting of the Board. Mr. van Vliet opposed the appointment of the Special Committee and Mr. Toro abstained from voting on the matter. The third member of the Board affiliated with Parent, Mr. Pieters, did not attend the meeting. The Board considered no other business at the meeting.

           The members of the Special Committee were aware of the actual and potential conflicts of interest relating to their compensatory arrangements with the Company, including in the case of Messrs. Genova and Cohen their employment agreements with the Company and considered them along with the matters described in Item 4.
                                       6
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ITEM 4.    THE SOLICITATION OR RECOMMENDATION

(a)        Recommendation of the Special Committee.

           At a meeting of the Special Committee held on February 25, 2002, the Special Committee determined that the Offer was inadequate. The Special Committee recommends that stockholders reject the Offer and not tender their Shares in the Offer.

     (b) Background and Reasons for the Special Committee's Recommendation to Reject the Offer.

           On February 20, 2002 the KPN Group launched the Offer and Parent issued a press release announcing the Offer. Upon receipt of the press release announcing the Offer, the three members of the Board not affiliated with the KPN Group (Messrs. Cohen, Genova and Yellin) conferred among themselves and, in a letter to Mr. van Vliet dated February 20, 2002, advised Parent, based upon the information in the press release, that in their view the Offer was inadequate and should not proceed.

           On February 25, 2002, after the Board had approved its formation, the Special Committee met to formally consider the Offer. After considering the Offer, the Special Committee determined that the Offer Price was not adequate and unanimously voted to recommend to stockholders to reject the Offer and to not tender their Shares in the Offer.

           In reaching its recommendation, the Special Committee focused in particular on two issues:

o Cash position of the Company - The Special Committee noted that the Company has approximately $15.1 million in cash and marketable securities and approximately $2.7 million in total liabilities, resulting in a net cash position, after total liabilities, of approximately $2.66 per share (based upon the number of shares outstanding on the date of the Offer), an amount approximately 18% higher than the Offer Price. The Special Committee also noted that the Company, in addition to its cash position, has other significant assets including its property and equipment, accounts receivable, pre-paid expenses, its investment in Euroweb Rt., intangible assets and a note receivable. The Offer assigned no value to these other assets.

o Business and Prospects of the Company - Because the total consideration offered to stockholders in the Offer is less than the Company's net cash position, the Special Committee believed that the Offer assigns no positive value to either the Company's present business or its future prospects. The Special Committee did not calculate a value for the Company's present business or future prospects but believes that the Company's business has a positive value in light the Company's revenues ($4.85 million for the first nine months of 2001 versus $2.91 million for the first nine months of 2000, as reported in the Company's Form 10-QSB for the period ended September 30, 2001) and ongoing operations and prospects.

           The Special Committee recognized that the Offer Price of $2.25 per share in cash represents a premium of approximately 39.8% over the per share closing price of $1.61 for the Company's Shares on February 19, 2002 (which date was the business day prior to the announcement of the tender offer) and a premium of 43.3% over the average per share closing price for the 30 trading days prior to and including February 19, 2002. The Special Committee believed, however, that the Company's stock trading price was not a determinative indication of the Company's value given the small public "float", the lack of analyst coverage and the relatively limited trading in the Shares prior to the Offer.

           The Special Committee also recognized that, if Offer were to expire without the Minimum Condition having been satisfied and the Offer completed, the trading price of the Company's Shares might once again trade at the levels that prevailed prior to the announcement of the Offer. The Special Committee believed, however, that the possible impact on the trading price of the Shares if the Offer were to fail was not a sufficient reason for the Special Committee to recommend the Offer in light of the considerations discussed above.

           As stated in Item 5 below, the Special Committee has not engaged the services of an independent financial advisor to evaluate the terms of the Offer.

           The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. The Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered, although, as noted above, the Special Committee gave primary consideration to the fact that the Offer Price neither fully valued the Company's net cash position, nor appeared to assign any positive value at all to the Company's other assets, its ongoing business or its future prospects. Individual members of the Special Committee may have given different weights to the factors considered. After weighing all of these considerations, as noted above, the Special Committee voted to reject the Offer and recommend that holders of Shares not tender their Shares in the Offer.

           Subsequent to the Special Committee's decision, representatives of the KPN Group contacted the Special Committee to arrange a telephone conference call to discuss the background and rationale of the Offer. During such call, held on February 28, 2002, the KPN Group representatives told the Special Committee that the KPN Group believed that the Offer was fair and that the Offer Price reflected the value of the Company's cash and marketable securities less the Company's liabilities and less restructuring expenses of approximately $2.8 million which the KPN Group would incur principally relating to the anticipated closing by the KPN Group of the Company's New York headquarters and payments to Messrs. Cohen and Genova on the balance of their employment contracts. According to these representatives, KPN did not assign any value to the Company's other assets, ongoing business or future prospects. The members of the Special Committee advised the representatives of the KPN Group that, based upon comments from the Company's stockholders concerning the Offer, they believe that it was very unlikely that the enough Shares would be tendered to satisfy the Minimum Condition at the Offer Price of $2.25 and that the KPN Group ought to consider revising its Offer, including possibly changing the form of consideration to an exchange of shares of Parent for Shares of the Company.

           The KPN Group representatives proposed a further conference call for Friday, March 1, 2002 after Parent had considered the discussion with the members of the Special Committee.

           On March 1, 2002 representatives of the KPN Group and the members of the Special Committee spoke by telephone. The representatives told the Special Committee that Parent was not prepared to consider using Parent shares as consideration for a revised offer for the Shares held by non-affiliated stockholders of the Company because of the small size of the transaction and because Parent was presently subject to a contractual "lock-up" arrangement in connection with a recent share issuance. The members of the Special Committee continued to explore with the representatives of the KPN Group a share offer and various other alternatives that would allow the non-affiliated stockholders some degree of future participation in the Company, Parent or a KPN Group affiliate. The Special Committee raised the possibility of combining the Company with PanTel, either through a business combination or in a commercial joint venture arrangement. The representatives of the KPN Group stated that Parent would not be interested in pursuing those alternatives because, among other reasons, it was not clear to the representatives that any such arrangement would be commercially beneficial to PanTel.

           The representatives of the KPN Group reiterated that it was Parent's belief that, as presently structured, the Company is not a viable independent business going forward and that it is likely that the Company's position would deteriorate in the future. The representatives also stated that none of the offers Parent had received for its stake in the Company had placed any value of the Company's ongoing business or prospects. The members of the Special Committee told the KPN Group representatives that they disagreed with Parent's analysis of the value of the Company. The members of the Special Committee pointed out that the Company's revenues have continued to grow over time and that they believed the Company's present business and future prospects have a positive value.

           The KPN Group representatives told the members of the Special Committee that, although Parent was not prepared to offer securities of Parent or a KPN Group affiliate to the stockholders of the Company, Parent might consider a higher cash offer in the range of $2.50 to $2.70 per Share. The KPN Group representatives indicated that Parent's willingness to consider a revised cash offer at this level was the result of a reconsideration by Parent of the level of the Company's net liabilities. The KPN Group representatives asked the members of the Special Committee whether they could support a cash offer in that range.

           The members of the Special Committee indicated that they would carefully consider any increased cash offer made by Parent but that, in its view, any offer that did not assign any value to the Company's business and future prospects was unlikely to garner support from the unaffiliated stockholders, whatever the view of the Special Committee.

(c)        Intent to tender.

           According to the Offer to Purchase, Parent - through KPN Telecom - holds 2,461,014 Shares, as well as options to acquire an additional 531,346 Shares. Because the exercise of such options is dependent upon the issuance of certain Shares to unaffiliated third parties, KPN Telecom has expressly disclaimed beneficial ownership of such Options. Parent has indicated in the Offer to Purchase that it intends to cause KPN Telecom to tender its Shares into the Offer.

           Except as set forth in the immediately preceding sentence, after reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate or subsidiary of the Company who owns (beneficially or of record) issued and outstanding Shares currently does not intend to tender to the Purchaser any such Shares as of the expiration date of the Offer.

ITEM 5.              PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

           The Special Committee has not directly or indirectly employed, retained or agreed to compensate in any way any person to make any solicitation or recommendation in connection with the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

           After reasonable inquiry and to the Company's best knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by Purchaser or its executive officers, directors, affiliates or subsidiaries.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

           (a) Except as specifically noted in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

           (b) Except as specifically noted in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

           (c) Except as specifically noted in Items 3 and 4 above, there are no transactions, resolutions of the Board or the Special Committee, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the matters referred to in paragraphs (a) and (b) of this Item 7.

ITEM 8.    ADDITIONAL INFORMATION

           As noted in Item 3 above, a one-for-five reverse stock split of the Company's Shares was approved by the Company's stockholders on August 30, 2001. Readers should note that numbers of Shares and per Share prices set forth in the 2001 Annual Meeting Proxy Statement were prepared, filed with the SEC and distributed to the Company's stockholders prior to such reverse stock split. As a result, all numbers of Shares or per Share prices set forth in such documents reflect pre-reverse stock split figures, and any comparison between numbers of Shares or per Share prices found therein to figures set forth in this Schedule 14D-9 or the Schedule TO will require adjustment to take such reverse stock split into account.

           On February 28, 2002 the Company received by facsimile a letter from a New York law firm addressed to the Board regarding a legal action captioned Suan Investments v. EuroWeb International et. al C.A. No. 19438NC. In the letter counsel to Suan Investments alleges that the consideration offered by KPN in the Offer is "unfair and inadequate" and that the "intrinsic value of [the Company's] publicly owned shares is materially in excess of the amount offered". The letter also alleges that the documents disseminated to the Company's unaffiliated stockholders by the KPN Group with respect to the Offer are "materially false and misleading". The letter states that counsel's financial adviser has indicated that a price in excess of the Offer Price is supported by the Company's net asset value, growth and anticipated operating results and future profitability.

           Neither the Company, nor to the Company's knowledge, any other person has, to date, been served with a complaint in this action and, the Special Committee believes that the action is not relevant to the Company in light of the Special Committee's recommendation that stockholders reject the Offer. The Special Committee did not consider this action in formulating its decision to recommend that the stockholders of the Company reject the Offer.

           The information contained in the exhibits referenced in Item 9 below are incorporated herein by reference.

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

ITEM 9.    EXHIBITS


EXHIBIT NO.                          DESCRIPTION
(e)(1) Subscription Agreement (incorporated by reference to Appendix II of the Company's 2000 Annual Meeting Proxy
        Statement, filed with the SEC on December 15, 1999).
(e)(2) Option Agreement (incorporated by reference to Appendix III of the Company's 2000 Annual Meeting Proxy
        Statement, filed with the SEC on December 15, 1999).
(e)(3) Shareholders Agreement (incorporated by reference to Exhibit 10(gg) of the Company's Form 8-K, filed with the SEC on December 7, 1998).
(e)(4)  Relevant Portions of the Company's 2001 Annual Meeting Proxy Statement.
(e)(5) 1993 Incentive Stock Option Plan of the Company (incorporated by reference to the Company's Registration
        Statement on Form SB-2 dated May 12, 1993 (Registration No.33-62672-NY, as amended)).
(e)(6) Warrant Agreement dated March 17, 1999, between the Company and JP Carey Securities Inc. (incorporated by reference to the Company's Form 8-K, filed with the SEC as of April 21, 1999).
(e)(7) 1999 Subscription Agreement (incorporated by reference to Exhibit 10(ii) of the Company's Form 10-KSB, filed with the SEC on March 29,
        2001).
(e)(8)  Certificate of Incorporation of the Company filed November
        9, 1992 (incorporated by reference to the Company's Registration Statement on Form SB-2 dated May 12, 1993 (Registration No. 33-62672-NY, as amended)).
(e)(9) By Laws (incorporated by reference to the Company's Registration Statement on Form SB-2 dated May 12, 1993 (Registration No.33-62672-NY, as amended)).


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



                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                           EUROWEB INTERNATIONAL CORP.

                              By: /s/ Frank R. Cohen
                                  Name: Frank R. Cohen
                                  Title: CFO, Secretary and Treasurer


Date: March 4, 2002


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